UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

42 Hatzikyriakou Avenue
Piraeus, Athens 185 38
Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Aegean Marine Petroleum Network Inc. (the “Company”), dated February 25, 2009, announcing the Company’s fourth quarter and full year 2008 financial results.

Attached as Exhibit 2 is a copy of the Company’s unaudited consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)

Dated: February 26, 2009	By:	/s/ E. Nikolas Tavlarios
	Name: Title:	E. Nikolas Tavlarios President

SK 23250 0002 970071

Exhibit 1

CONTACTS:
Aegean Marine Petroleum Network Inc.	Investor Relations:
(212) 763-5665	Leon Berman, Principal
investor@ampni.com	The IGB Group
(212) 477-8438

Aegean Marine Petroleum Network Inc.
Announces Record Fourth Quarter and Full Year 2008 Financial Results

Full Year 2008 Net Income Increases 44.0%; Sales Volumes Climb 51.3%

PIRAEUS, Greece, February 25, 2009 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) today announced financial and operating results for the fourth quarter and the year ended December 31, 2008.

Highlights

•	Increased sales volumes to 1,568,770 metric tons in Q4 2008 and 5,200,256 metric tons for the full year.
•	Expanded net revenues to $51.6 million in Q4 2008 and $170.9 million for 2008.
•	Generated gross spread on marine petroleum products of $47.7 million in Q4 2008 and $161.0 million for the full year.
•	Recorded operating income of $18.3 million in Q4 2008 and $52.1 million for the full year.
•
Reported adjusted net income, which excludes a $1.0 million tax expense, of $14.1 million, or $0.33 basic and diluted earnings per share for Q4 2008. Net Income for the quarter was $13.1 million, or $0.31 basic and diluted earnings per share.  Net Income for the full year was $39.9 million, or $0.94 basic and diluted earnings per share.

•	Continued expanding global presence and infrastructure:
o	Announced expansion into Trinidad and Tobago (Southern Caribbean) and Tangiers (Morocco), increasing our presence to 13 markets worldwide.
o	Took delivery of seven double-hull bunkering tanker newbuildings in 2008 and year-to-date in 2009.
o	Acquired four double-hull bunkering tankers and two bunkering barges in the secondary market in 2008 and year-to-date in 2009.
•	Implemented a $25 million stock repurchase program.

The Company recorded net income of $13.1 million, or $0.31 basic and diluted earnings per share, for the three months ended December 31, 2008. For purposes of comparison, the Company reported net income of $6.3 million, or $0.15 basic and diluted earnings per share, for the three months ended December 31, 2007. The weighted average basic and diluted shares outstanding for the three months ended December 31, 2008 were 42,517,249 and 42,525,507, respectively. The weighted average basic and diluted shares outstanding for the three months ended December 31, 2007 were 42,438,214 and 42,618,362, respectively.

During the three months ended December 31, 2008, the Company incurred a $1.0 million tax expense related to its Canadian unit.  Aegean is currently in the process of restructuring its Canadian business and expects to significantly decrease its income tax liability in this jurisdiction going forward.  Adjusted net income, excluding this tax expense, was $14.1 million or $0.33 basic and diluted earnings per share.

Total revenues for the three months ended December 31, 2008, increased by 10.7% to $554.3 million compared to $500.6 million for the same period in 2007. For the three months ended December 31, 2008, sales of marine petroleum products increased by 10.7% to $550.5 million compared to $497.3 million for the year-earlier period. Net revenues, which equal total revenues less cost of goods sold and cargo transportation costs, increased 58.3% to $51.6 million in the fourth quarter of 2008 compared to $32.6 million in the year-earlier period.

Results for the fourth quarter of 2008 were driven by a 62.8% increase in the gross spread on marine petroleum products to $47.7 million compared to $29.3 million for the same period in 2007. For the three months ended December 31, 2008, the volume of marine fuel sold increased by 52.8% to 1,568,770 metric tons compared to 1,026,395 metric tons in the year-earlier period, as sales volumes improved significantly in Greece and Singapore. Furthermore, results for the fourth quarter of 2008 included sales volumes from Aegean’s new markets: West Africa (January 2008), U.K. (April 2008), and North America (July 2008).  During the three months ended December 31, 2008, the gross spread per metric ton of marine fuel sold increased to $30.2 per metric ton, compared to $28.4 per metric ton in the year-earlier period. In the fourth quarter of 2008, the Company adopted a change in its method of calculating gross spread, described below in this release.  Before taking into account for this change, gross spread per metric ton for the fourth quarter 2008 was $32.5.

Operating income for the fourth quarter of 2008 was $18.3 million compared to $8.8 million for the same period in 2007. Operating expenses, excluding the cost of fuel and cargo transportation costs (both of which are included in the calculation of gross spread on marine petroleum products explained above), increased to $33.3 million for the three months ended December 31, 2008 compared to $23.8 million for the same period in 2007.  This increase was principally due to operating an expanded logistics infrastructure, comprised of a larger bunkering fleet and more storage facilities, during the fourth quarter of 2008 compared to the fourth quarter of 2007.

E. Nikolas Tavlarios, President, commented, “Aegean’s record financial performance for the fourth quarter and full year 2008 highlights our success in executing management’s well-capitalized growth strategy and meeting the strong demand for our integrated marine fuel services. As we continued to increase our global market share during a challenging economic environment, we reported an increase in both net income and sales volumes of 44.0% and 51.3%, respectively, while strengthening Aegean’s position for future growth. Specifically, we once again expanded our global platform by entering new markets in Vancouver, Montreal and Mexico during 2008. We also grew our logistics infrastructure with the delivery of six double-hull bunkering tanker newbuildings during the year. In further improving our ability to capitalize on the increased demand for modern tonnage created by the regulatory phase-out of single-hull vessels, we have taken delivery of two double-hull bunkering tankers to date in 2009.”

Mr. Tavlarios added, “We expect to commence operations in Tangiers, Morocco and Trinidad and Tobago in the second quarter of 2009 and expect to take delivery of 20 additional double-hull bunkering tanker newbuilds by the end of 2010, significantly expanding Aegean’s earnings potential. In maintaining our focus on profitable growth, we intend to take advantage of our strong financial position, a core differentiator for Aegean, to further enhance our leading brand and drive future results.”

For the year ended December 31, 2008, the Company recorded net income of $39.9 million, or $0.94 basic and diluted earnings per share, compared to net income of $27.7 million, or $0.65 basic and diluted earnings per share, for the prior year. The weighted average basic and diluted shares outstanding for the year ended December 31, 2008 were 42,497,450 and 42,625,801, respectively. The weighted average basic and diluted shares outstanding for the year ended December 31 2007 were 42,417,111 and 42,505,704, respectively.

Total revenues for the year ended December 31, 2008 increased by 105.3% to $2,778.0 million compared to $1,352.9 million for the same period in 2007. For the year ended December 31, 2008, sales of marine petroleum products increased by 105.7% to $2,768.1 million compared to $1,345.8 million for the same period in 2007. Net revenues for the full year 2008 increased 76.7% to $170.9 million compared to $96.7 million in 2007.

Results for the year ended December 31, 2008 were led by a 79.5% increase in the gross spread on marine petroleum products to $161.0 million compared to $89.7 million for the same period a year ago. For the year ended December 31, 2008, the volume of marine fuel sold increased 51.3% to 5,200,256 metric tons compared to 3,437,269 metric tons in the year-earlier period. During the year ended December 31, 2008, the gross spread per metric ton of marine fuel sold increased to $30.7 per metric ton, compared to $25.9 per metric ton for the year prior. In the fourth quarter of 2008, the Company adopted a change in its method of calculating gross spread, described below in this release.  Before taking into account for this change, gross spread per metric ton for the full year 2008 was $31.8.

Operating income for the year ended December 31, 2008 was $52.1 million compared to $30.8 million for the same period in 2007. The increase in operating income was attributable to higher gross spreads (or net revenues) and improved operating leverage.

Liquidity and Capital Resources
As of December 31, 2008, the Company had cash and cash equivalents of $46.9 million and working capital of $49.4 million. Non-cash working capital, or working capital excluding cash and debt, was $100.2 million as of December 31, 2008.

Net cash provided by operating activities was $87.8 million for the three months ended December 31, 2008.  Net income, as adjusted for non-cash items, was $19.7 million for the period. Net cash provided by operating activities was $136.7 million for the year ended December 31, 2008.

Net cash used in investing activities was $26.7 million for the three months ended December 31, 2008, mainly due to additional payments of $18.5 million under the Company’s construction contracts with the shipyards and $8.3 million relating to the acquisition of second-hand bunkering vessels.  Net cash used in investing activities was $135.7 million for the year ended December 31, 2008.

Net cash used for financing activities was $44.3 million for the three months ended December 31, 2008, primarily driven by a decrease of $59.6 million in the Company’s short-term borrowings, as a consequence of lower marine fuel prices and an improvement in the cash conversion cycle. Net cash provided by financing activities was $43.9 million for the year ended December 31, 2008.

As of December 31, 2008, the Company had approximately $296.9 million in available liquidity to finance working capital requirements, which includes unrestricted cash and cash equivalents and available undrawn amounts under the Company’s short-term working capital facilities.  Furthermore, as of December 31, 2008, the Company had funds of approximately $124.8 million available under its secured term loans to finance the construction of its new double-hull bunkering tankers.

Spyros Gianniotis, Chief Financial Officer, stated, “Our record results for the fourth quarter were led by strong sales volume growth in Singapore and Greece, where the phase-out of single-hull vessels is complete, as well as contributions from new markets. As Aegean strengthened its ability to benefit from the positive industry fundamentals and enhanced its competitive position, the Company continues to maintain its considerable financial strength. With our new $300 million senior secured credit facility, we intend to further execute our growth plan and expand Aegean’s leading role as a global independent supplier of marine fuel to blue-chip customers. Complementing this proven approach, we intend to seek opportunities under our $25 million share repurchase program to create additional value for shareholders.”

Summary Consolidated Financial and Other Data (Unaudited)
	For the Three Months Ended December 31,		For the Year Ended December 31,
	2007	2008	2007	2008

	(in thousands of U.S. dollars, unless otherwise stated)
Income Statement Data:
Sales of marine petroleum products	$497,260	$550,497	$1,345,849	$2,768,067
Voyage and other revenues	3,331	3,851	7,024	9,905
Total revenues	500,591	554,348	1,352,873	2,777,972
Cost of marine petroleum products sold	465,806	499,677	1,251,712	2,594,443
Salaries, wages and related costs	9,533	12,282	24,363	41,666
Depreciation and amortization	2,986	4,699	9,597	16,557
Gain on sale of vessel	-	-	(2,693)	-
All other operating expenses	13,450	19,421	39,096	73,157
Operating income	8,816	18,269	30,798	52,149
Net financing cost (income)	1,835	3,957	1,483	11,876
FX losses (gains), net	719	251	1,569	(1,521)
Income Taxes	7	989	8	1,879
Net income	$6,255	$13,072	$27,738	$39,915

Basic and diluted earnings per share (U.S. dollars)	$0.15	$0.31	$0.65	$0.94
Diluted earnings per share (U.S. dollars)	$0.15	$0.31	$0.65	$0.94

Other Financial Data:
Gross spread on marine petroleum products(1)	$29,303	$47,728	$89,671	$160,963
Gross spread on lubricants(1)	141	334	536	1,298
Gross spread on marine fuel(1)	29,162	47,394	89,135	159,665
Gross spread per metric ton of marine fuel sold (U.S. dollars) (1)	28.4	30.2	25.9	30.7
Net cash provided by (used in) operating activities	(84,902)	87,845	(128,128)	136,737
Net cash used in investing activities	39,487	26,694	124,692	135,667
Net cash provided by (used for) financing activities	$127,900	$(44,334)	$172,362	$43,890

Sales Volume Data (Metric Tons): (2)
Greece	111,179	241,130	427,685	695,848
Gibraltar	300,385	254,395	1,143,458	1,008,875
UAE	247,481	262,639	728,098	987,952
Jamaica	130,090	118,440	562,656	522,206
Singapore	166,892	374,129	488,876	1,128,407
Northern Europe	65,709	82,909	65,709	278,545
West Africa	-	61,196	-	174,567
UK (Portland)	-	40,754	-	114,208
Vancouver	-	72,469	-	157,042
Other sales volumes(3)	4,659	60,709	20,787	132,606
Total sales volumes	1,026,395	1,568,770	3,437,269	5,200,256

Other Operating Data:
Bunkering fleet, end of period number(4)	17.0	30.0	17.0	30.0
Bunkering fleet, average number for the period(4)(5)	16.1	27.2	13.5	22.7
RoRo Vessels, end of period number	0.0	1.0	0.0	1.0
Special Purpose Vessels, end of period number(6)	0.0	1.0	0.0	1.0
Number of owned storage facilities, end of period(7)	2.0	4.0	2.0	4.0

Summary Consolidated Financial and Other Data (Unaudited)
	As of December 31, 2007	As of December 31, 2008

	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	1,967	46,927
Gross trade receivables	193,257	132,589
Allowance for doubtful accounts	(1,603)	(1,323)
Inventories	97,140	55,330
Current assets	314,864	251,387
Total assets	566,957	641,907
Trade payables	105,055	90,279
Current liabilities (including current portion of long-term debt)	251,335	202,022
Total debt	208,031	253,621
Total liabilities	323,232	356,904
Total stockholder’s equity	243,725	285,003

Working Capital Data:
Working capital(8)	63,529	49,365
Working capital excluding cash and debt(8)	190,212	100,158

1.
Gross spread on marine petroleum products represents the margin the Company generates on sales of marine fuel and lubricants.  Gross spread on marine fuel represents the margin that the Company generates on sales of various classifications of marine fuel oil  (“MFO”) or marine gas oil (“MGO”). Gross spread on lubricants represents the margin that the Company generates on sales of lubricants. The Company calculates the above-mentioned gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the respective marine petroleum product sold and cargo transportation costs. For arrangements in which the Company physically supplies the respective marine petroleum product using its bunkering tankers, costs of the respective marine petroleum products sold represents amounts paid by the Company for the respective marine petroleum product sold in the relevant reporting period. For arrangements in which the respective marine petroleum product is purchased from the Company’s related company, Aegean Oil S.A., or Aegean Oil, cost of the respective marine petroleum products sold represents the total amount paid by the Company to the physical supplier for the respective marine petroleum product and its delivery to the customer. For arrangements in which the Company purchases cargos of marine fuel for its floating storage facilities, transportation costs may be included in the purchase price of marine fuels from the supplier or may be incurred separately from a transportation provider.

Gross spread per metric ton of marine fuel sold represents the margin the Company generates per metric ton of marine fuel sold. The Company calculates gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

Summary Consolidated Financial and Other Data (Unaudited)

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2007	2008	2007	2008
	(in thousands of U.S. dollars, unless otherwise stated)
Sales of marine petroleum products	497,260	550,497	1,345,849	2,768,067
Less: Cost of marine petroleum products sold	(465,806)	(499,677)	(1,251,712)	(2,594,443)
Less: Cargo transportation costs	(2,151)	(3,092)	(4,466)	(12,661)
Gross spread on marine petroleum products	29,303	47,728	89,671	160,963
Less: Gross spread on lubricants	(141)	(334)	(536)	(1,298)
Gross spread on marine fuel	29,162	47,394	89,135	159,665

Sales volume of marine fuel (metric tons)	1,026,395	1,568,770	3,437,269	5,200,256

Gross spread per metric ton of marine fuel sold (U.S. dollars)	28.4	30.2	25.9	30.7

The Company previously reported FX fluctuations from the recording of intercompany purchases and sales of marine petroleum products, in the data line known as FX losses, (gains), net.  As of the 4th quarter of 2008 such (losses) or gains due to FX fluctuations from the recording of intercompany purchases and sales of marine petroleum products, are reported under cost of marine petroleum products. This change  would not have had a significant impact on the gross margin of previous quarters due to the  relative size of such fluctuations. Under the previous calculation formula, gross spread per metric ton would have been $32.5 for the fourth quarter of 2008 and $31.8 for the full year 2008.

The amount that the Company has to pay for marine petroleum products to fulfill a customer order has been the primary variable in determining the prices quoted to customers. Therefore, the Company evaluates gross spread per metric ton of marine fuel sold in pricing individual transactions and in long-term strategic pricing decisions. The Company actively monitors its pricing and sourcing strategies in order to optimize its gross spread on marine petroleum products. The Company believes that this measure is important to investors because it is an effective intermediate performance measure of the strength of the Company’s operations.

Gross spread on marine petroleum products, including gross spread on marine fuel and gross spread on lubricants, and gross spread per metric ton of marine fuel sold should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. These measures do not reflect certain direct or indirect costs of delivering marine petroleum products to the Company’s customers (such as crew salaries, vessel depreciation, storage costs, other vessel operating expenses or overhead costs) or other costs of doing business.

For all periods presented, the Company purchased marine petroleum products in Greece from its related company, Aegean Oil, which is a physical supplier in Greece. The cost of these marine petroleum products was contractually calculated based on Aegean Oil's actual cost of these products plus a margin.

2.
Sales volume data details the volume of marine fuel sold per service center. Sales volume of marine fuel is the volume of sales of various classifications of MFO and MGO for the relevant period and is denominated in metric tons. The Company does not use the sales volume of lubricants as an indicator.

The Company’s markets include its physical supply operations in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe, Ghana, Vancouver, Portland (U.K.), and Greece, where the Company conducts operations through its related company, Aegean Oil.  Aegean expects to commence operations in Trinidad and Tobago (Southern Caribbean) and Tangiers (Morocco) in Q2 2009.

Sales volumes of marine fuel attributed to each market are based on the point-of-delivery geographical location of the customer vessels.

3.	Other sales volumes represent sales volumes of marine fuel in which the Company acts as a broker or trader and does not physically supply the product to end-user.

4.	Bunkering fleet comprises both bunkering vessels and barges.

5.	Figure represents average bunkering fleet number for the relevant period, as measured by the sum of the number of days each bunkering tanker or barge was used as part of the fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period. This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance.

6.	Special Purpose Vessels consists of the Orion, a 550 dwt tanker which is based in our U.K. market.

7.
As of December 31, 2008, the Company used its two Panamax tankers, the Ouranos and the Fos, as floating storage facilities in the United Arab Emirates and Ghana, respectively, and its Aframax tanker, the Leader, as a floating storage facility in Gibraltar.

The ownership of floating storage facilities allows the Company to mitigate its risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. The Company expects that the ownership of floating storage facilities will allow it to convert the variable costs of this storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating its owned storage facilities, thus enabling the Company to spread larger sales volumes over a fixed cost base and to decrease its refined fuel costs.

8.
Working capital is defined as current assets minus current liabilities. Working capital excluding cash and debt is defined as current assets minus cash and cash equivalents minus restricted cash minus current liabilities plus short-term borrowings plus current portion of long-term debt.

Fourth Quarter 2008 Dividend Announcement
On February 25, 2009, the Company’s Board of Directors declared a fourth quarter 2008 dividend of $0.01 per share payable on March 19, 2009, to shareholders of record as of March 5, 2009. The dividend amount was determined in accordance with the Company’s dividend policy of paying cash dividends on a quarterly basis subject to factors including the requirements of Marshall Islands law, future earnings, capital requirements, financial condition, future prospects and such other factors as are determined by the Company’s Board of Directors. The Company anticipates retaining most of its future earnings, if any, for use in operations and business expansion.

Conference Call and Webcast Information
Aegean Marine Petroleum Network Inc. will conduct a conference call and simultaneous Internet webcast at 11:30 a.m. ET on Thursday, February 26, 2009, to discuss its fourth quarter results.  Investors may access the webcast and related slide presentation, by visiting the Company’s website at www.ampni.com, and clicking on the webcast link.  The conference call also may be accessed via telephone by dialing (877) 857-6177 (for U.S.-based callers) or (719) 325-4788 (for international callers) and enter the passcode: 4789635.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.ampni.com.  A telephone replay will be available through Thursday, March 12, 2009, by dialing 888-203-1112 (for U.S.-based callers) or 719-457-0820 (for international callers) and enter the passcode: 4789635.

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in 13 markets, including Vancouver, Montreal, Mexico, Jamaica, West Africa, Gibraltar, U.K., Northern Europe, Greece, the United Arab Emirates as well as Singapore, and plans to commence operations in Tangiers, Morocco and Trinidad and Tobago.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

A copy of the Company’s interim unaudited consolidated financial statements along with this press release have been filed today with the U.S. Securities and Exchange Commission on Form 6-K and are available on the SEC’s website, www.sec.gov.

Exhibit 2

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2007 AND 2008
(UNAUDITED)
(Expressed in thousands of U.S. dollars – except for share and per share data)

	December 31,
	2007	2008

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,967	$46,927
Trade receivables, net of allowance for doubtful accounts of $1,603 and $1,323, as of December 31, 2007 and 2008, respectively
	191,654	131,266
Due from related companies (Note 4)	3,686	2,501
Inventories (Note 5)	97,140	55,330
Prepayments and other current assets (Note 10)	12,417	13,731
Restricted cash (Note 2)	8,000	1,632
Total current assets	314,864	251,387

FIXED ASSETS:
Advances for vessels under construction and acquisitions (Note 6)	84,378	113,564
Vessels, cost (Notes 7, 12 and 20)	149,866	260,741
Vessels, accumulated depreciation (Notes 7, 12 and 20)	(14,312)	(26,606)
Vessels’ net book value	135,554	234,135
Other fixed assets, net (Notes 8 and 20)	1,431	1,681
Total fixed assets	221,363	349,380

OTHER NON-CURRENT ASSETS:
Restricted cash (Notes 2 and 12)	10,171	3,838
Deferred charges, net (Note 9)	8,869	12,440
Consession Agreement (Note 3)	7,720	7,407
Goodwill (Note 3)	3,943	17,431
Other non-current assets	27	24
Total assets	$566,957	$641,907

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings (Note 11)	$133,000	$90,000
Current portion of long-term debt (Note 12)	3,650	9,352
Trade payables to third parties	77,862	67,817
Trade payables to related companies (Note 4)	27,193	22,462
Other payables to related companies	160	187
Accrued and other current liabilities (Note 12)	9,470	12,204
Total current liabilities	251,335	202,022

LONG-TERM DEBT, net of current portion (Note 12)	71,381	154,269
OTHER NON-CURRENT LIABILITIES	516	613
COMMITMENTS AND CONTINGENCIES (Note 13)	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2007 and 2008; 42,461,428 and 42,543,608 shares, issued and outstanding at December 31, 2007 and 2008, respectively (Note 17)	425	425
Additional paid-in capital (Note 17)	187,795	190,658
Accumulated other comprehensive income	-	211
Retained earnings	55,505	93,709
Total stockholders’ equity	243,725	285,003

Total liabilities and stockholders’ equity	$566,957	$641,907

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(UNAUDITED)

(Expressed in thousands of U.S. dollars – except for share and per share data)

	For the Year Ended December 31,
	2006	2007	2008
REVENUES:
Sales of marine petroleum products – third parties (Note 20)	$775,816	$1,331,144	$2,757,181
Sales of marine petroleum products – related companies (Notes 4 and 20)	14,841	14,705	10,886
Voyage revenues	11,639	5,758	1,379
Other revenues	1,516	1,266	8,526
Total revenues	803,812	1,352,873	2,777,972

OPERATING EXPENSES:
Cost of marine petroleum products sold – third parties	573,615	1,091,769	2,242,911
Cost of marine petroleum products sold – related companies (Note 4)	155,022	159,943	351,532
Salaries, wages and related costs	12,871	24,363	41,666
Depreciation (Notes 7 and 8)	4,240	6,373	12,604
Amortization of drydocking costs (Note 9)	1,684	3,172	3,640
Amortization of concession agreement (Note 3)	-	52	313
Management fees (Note 4)	223	54	-
Gain on sale of vessel (Note 7)	-	(2,693)	-
Other operating expenses (Note 14)	25,697	39,042	73,157

Total operating expenses	773,352	1,322,075	2,725,823

Operating income	30,460	30,798	52,149

OTHER INCOME/(EXPENSE):
Write-off of deferred IPO costs	(1,588)	-	-
Interest and finance costs (Notes 11, 12 and 15)	(5,207)	(3,473)	(12,377)
Interest income	976	1,990	501
Foreign exchange gains (losses), net	(414)	(1,569)	1,521
	(6,233)	(3,052)	(10,355)

Income before income taxes	24,227	27,746	41,794

Income taxes (Note 19)	(2)	(8)	(1,879)

Net income	$24,225	$27,738	$39,915

Basic earnings per common share	$0.84	$0.65	$0.94
Diluted earnings per common share	$0.84	$0.65	$0.94

Weighted average number of shares, basic	28,954,521	42,417,111	42,497,450
Weighted average number of shares, diluted	28,954,622	42,505,704	42,625,801

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(UNAUDITED)

(Expressed in thousands of U.S. dollars)

	For the Year Ended December 31,
	2006	2007	2008
Cash flows from operating activities:
Net income	$24,225	$27,738	$39,915
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation	4,240	6,373	12,604
Provision for doubtful accounts	412	497	(280)
Share-based compensation	38	1,920	2,863
Amortization	1,855	3,457	4,783
Provision for income taxes	2	8	1,879
Gain on sale of vessel	-	(2,693)	-
Other non-cash charges	-	-	(136)
(Increase) decrease in:
Trade receivables	(985)	(115,707)	87,228
Due from related companies	6,346	(3,217)	1,185
Inventories	(24,250)	(65,205)	44,550
Prepayments and other current assets	(1,836)	(9,414)	(1,187)
Increase (decrease) in:
Trade payables	12,897	27,213	(35,680)
Other payables to related companies	18	35	27
Accrued and other current liabilities	3,781	3,743	(14,314)
Decrease (increase) in other non-current assets	870	(10)	93
Increase in other non-current liabilities	88	320	97
Payments for drydocking	(10,637)	(3,186)	(6,890)
Net cash provided by (used in) operating activities	17,064	(128,128)	136,737

Cash flows from investing activities:
Advances for vessels under construction	(35,396)	(55,529)	(116,990)
Advances for vessel acquisitions	(34,895)	(66,217)	(21,665)
Corporate acquisitions, net of cash acquired	-	(5,728)	(9,065)
Net proceeds from sale of vessels	12,900	8,276	-
Purchase of other fixed assets	(83)	(409)	(549)
Decrease (increase) in restricted cash	2,284	(5,085)	12,602
Net cash used in investing activities	(55,190)	(124,692)	(135,667)

Cash flows from financing activities:
Proceeds from long-term debt	41,714	41,815	93,636
Repayment of long-term debt	(42,866)	(280)	(4,120)
Net change in short-term borrowings	(42,993)	133,000	(43,000)
Net change in short-term related company borrowings	(23,595)	-	-
Financing costs paid	(520)	(468)	(915)
IPO proceeds, net of issuance costs	185,209	-	-
Dividends paid	(4,000)	(1,705)	(1,711)
Net cash provided by financing activities	112,949	172,362	43,890

Net increase (decrease) in cash and cash equivalents	74,823	(80,458)	44,960
Cash and cash equivalents at beginning of year	7,602	82,425	1,967
Cash and cash equivalents at end of year	$82,425	$1,967	$46,927